                                                              Exhibit (a)(1)(EE)

                            [LETTERHEAD OF OMNICARE]

Omnicare                                                           news release
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                OMNICARE EXTENDS TENDER OFFER FOR NCS HEALTHCARE
                             UNTIL NOVEMBER 4, 2002

   More Than Seventy Percent of Shares Held by Public Stockholders Have Been
                                    Tendered

COVINGTON, Ky, October 22, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that it has extended its $3.50 per share fully financed, all cash tender offer for all of the outstanding shares of Class A common stock and Class B common stock of NCS HealthCare, Inc. (NCSS.OB). The offer, which was scheduled to expire at 12:00 Midnight, New York City time, on Monday, October 21, 2002, has been extended until Monday, November 4, 2002, unless further extended.

Omnicare's offer represents more than twice the value of the proposed transaction between NCS and Genesis Health Ventures, Inc. (NASDAQ: GHVI) and nearly five times the value of NCS's closing stock price of $0.74 on July 26, 2002, the last trading day before Omnicare announced its acquisition proposal. The proposed NCS/Genesis transaction, based on yesterday's closing stock price, is worth approximately $1.30 per share or approximately 46% below the current value of NCS common stock.

As of the close of business on October 21, 2002, a total of 13,066,411 shares of Class A common stock of NCS had been tendered, which represents approximately 71% of the outstanding shares of Class A common stock, and a total of 24,782 shares of Class B common stock had been tendered, which represents less than 1% of the outstanding shares of Class B common stock. Jon H. Outcalt, chairman of the board of NCS, and Kevin B. Shaw, president, chief executive officer and a director of NCS, claim to own approximately 88% of the outstanding shares of Class B common stock. Messrs. Outcalt and Shaw have entered into illegal voting agreements pursuant to which they have agreed, among other things, to support the proposed NCS/Genesis transaction and to vote all of their shares of NCS Class A common stock and Class B common stock in favor of the proposed transaction.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.

About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

                                     -more-

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning the relative value of Omnicare's offer, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                          Joele Frank / Andy Brimmer
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355-4449, ext. 121